UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-8432
CUSIP NUMBER 590650107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mesa Offshore Trust
Full Name of Registrant

N/A
Former Name if Applicable

JPMorgan Chase Bank, N.A., Trustee; Institutional Trust Services; 700 Lavaca
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In order to properly effectuate the termination of the Trust pursuant to the Trust Indenture, the Trust is delaying its filing of the Form 10-Q for the quarter ended March 31, 2005 to ensure timely and accurate presentation of the financial statements within the bounds of liquidation basis accounting, which the Trust was required to adopt effective January 1, 2005.  The Trustee will be deriving its estimate of the fair value of the net overriding royalty interest from the working interest owner’s estimate of the Trust’s share of proved reserves as of March 31, 2005 and the Trustee is awaiting this information from the working interest owner.

As a result, the Trust is unable to file its Form 10-Q for the quarter ended March 31, 2005 by the prescribed due date without unreasonable effort or expense.  The Trust expects to finalize its financial statements and file its quarterly report on Form 10-Q for the quarter ended March 31, 2004 as soon as practicable and no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mike Ulrich	800	852-1422
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mesa Offshore Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Mesa Offshore Trust
By: JPMorgan Chase Bank, N.A., Trustee

Date	May 12, 2005	By	/S/ MIKE ULRICH
Name: Mike Ulrich
Title: Vice President & Trust Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).